

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2024

E. Rand Sutherland
Chief Executive Officer
Upstream Bio, Inc.
890 Winter Street, Suite 200
Waltham, MA 02451

Re: Upstream Bio, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.12, 10.13, 10.14, and 10.15
Filed September 18, 2024
File No. 333-282197

Dear E. Rand Sutherland:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences